Supplementing the Preliminary Prospectus	Filed Pursuant to Rule 433
Supplement dated July 30, 2014	Registration Statement File No. 333-197596
(To Prospectus dated July 24, 2014)

Symetra Financial Corporation

$250,000,000 4.25% Senior Notes due 2024

Pricing Term Sheet

Issuer:	Symetra Financial Corporation

Securities:	4.25% Senior Notes due 2024

Format:	SEC registered

Trade Date:	July 30, 2014

Settlement Date:	August 4, 2014 (T+3)

Maturity Date:	July 15, 2024

Interest Payment Dates:	Semi-annually on January 15 and July 15 of each year, beginning on January 15, 2015

Principal Amount:	$250,000,000

Price to Public:	99.585% of the principal amount

Net Proceeds to Issuer (Before Expenses):	$247,337,500

Spread to Benchmark Treasury:	+175 bps

Benchmark Treasury:	2.500% due May 15, 2024

Benchmark Treasury Price / Yield:	99-17+ / 2.552%

Yield to Maturity:	4.302%

Coupon:	4.25%

Optional Redemption:	Make-whole call at any time at Treasury +30 bps

CUSIP / ISIN:	87151Q AC0 / US87151QAC06

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	U.S. Bancorp Investments, Inc. SunTrust Robinson Humphrey, Inc. Barclays Capital Inc. Goldman, Sachs & Co. The Williams Capital Group, L.P. Wedbush Securities Inc.

The Issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.